J.R. BASSETT OPTICAL, INC.
                              600 S.W. 10th Street
                              Ocala, Florida 34474
               Telephone (352) 629-7509 - Facsimile (352) 867-5652
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             INFORMATION STATEMENT PURSUANT TO SECTION 14(F) OF THE
               SECURITIES EXCHANGE ACT OF 1934 AND SEC RULE 14F-1

                             NOTICE OF CHANGE IN THE
                       MAJORITY OF THE BOARD OF DIRECTORS

                                OCTOBER 20, 2005

                 We are furnishing this Information Statement to
                all of our shareholders of record at the close of
             business on October 19, 2005 of our common stock, $.001
                                   par value.

                    This notice is required by Section 14(f)
                   of the Securities Exchange Act of 1934 (the
              "Exchange Act") and Rule 14f-1 of the Securities and
                          Exchange Commission ("SEC").

      NO VOTE OR OTHER ACTION BY J.R. BASSETT OPTICAL, INC.'S SHAREHOLDERS
         IS REQUIRED IN RESPONSE TO THIS INFORMATION STATEMENT. PROXIES
                            ARE NOT BEING SOLICITED.

                                  INTRODUCTION

         Robert Williams ("Williams") has entered into a Stock Purchase Agreement (the "Agreement") dated as of October 19, 2005 by and between Williams and Samuel M. Skipper ("Skipper"). The acquisition is expected to be completed on or about October 29, 2005. As a result of the acquisition, Williams will sell to Skipper a total of 28,800,000 shares of Common Stock (the "Control Shares"), $.001 par value, of J.R. Bassett Optical, Inc. ("J.R. Bassett"), on the terms and conditions described below. The Control Shares sold to Skipper under the Agreement represent at least 80% of the outstanding shares of Common Stock of J.R. Bassett.

         Under the Agreement, in connection with the acquisition, Skipper will be appointed President, Chief Executive Officer and a Director of J.R. Bassett. Williams will resign from his respective positions of J.R. Bassett upon Skipper's appointment. Mr. Skipper will not begin his term until after the expiration of the ten day period beginning on the later of the date of the filing of this Information Statement with the SEC pursuant to Rule 14f-1 or the date of mailing of this Information Statement to J.R. Bassett's shareholders and after completion of the acquisition.

         Because of the change in ownership and the composition of the board upon completion of the acquisition, there will be a change in control of J.R. Bassett.

         As of October 7, 2005, J.R. Bassett had 36,000,000 shares of its common stock issued and outstanding. The common stock is J.R. Bassett's only outstanding class of voting securities that would be entitled to vote for directors at a shareholders meeting if one were to be held, each share being entitled to one vote.

         Please read this Information Statement carefully. It describes the terms of the acquisition under the Agreement and its effect on J.R. Bassett and contains biographical and other information concerning the executive officers and directors after the acquisition. Additional information about the acquisition and J.R. Bassett is contained in J.R. Bassett's Current Report on Form 8-K ("Form 8-K") dated October 19, 2005, which was filed with the SEC on October 19, 2005. All J.R. Bassett filings, and exhibits thereto, may be inspected without charge at the public reference section of the SEC at 100 F Street, N.W., Washington, D.C. 20549. Copies of this material also may be obtained from the SEC at prescribed rates. The SEC also maintains a website that contains reports, proxy and information statements and other information regarding public companies that file reports with the SEC. Copies of J.R. Bassett filings may be obtained from the SEC's website at http://www.sec.gov.


                          THE STOCK PURCHASE AGREEMENT

         As of October 19, 2005, Williams and Skipper entered into a Stock Purchase Agreement (the "Agreement") pursuant to which Williams will sell to Skipper a total of 28,800,000 shares of Common Stock (the "Control Shares"), $.001 par value, of J.R. Bassett on the terms and conditions described below. The Control Shares sold to Skipper under the Agreement represent at least 80% of the outstanding shares of Common Stock of J.R. Bassett. Capitalized terms used herein but not otherwise defined herein have the meanings ascribed to them in the Agreement.

         The Agreement contemplates that following the acquisition: Skipper will be appointed President, Chief Executive Officer and a Director of J.R. Bassett. Williams will resign from his respective positions of J.R. Bassett upon Skipper's appointment. Mr. Skipper will serve until his successor is elected and qualified.


                   PROPOSED CHANGE IN CONTROL OF J.R. BASSETT

         Giving effect to the acquisition and replacement of the officers and directors of J.R. Bassett by the board of directors and the issuance of J.R. Bassett common stock to Skipper:

o        Skipper will own a majority of the outstanding voting stock of J.R.
         Bassett;

o        Mr. Skipper will be the only officer and director of J.R. Bassett.

         As a result of the majority voting stock ownership of Skipper and his director status, upon completion of the acquisition, Mr. Skipper will be in control of the business and affairs of J.R. Bassett.


                          SECURITY OWNERSHIP OF CERTAIN
                        BENEFICIAL OWNERS AND MANAGEMENT

         The following table sets forth certain information, as of October 19, 2005, regarding beneficial ownership of Common Stock by (i) each person known by J.R. Bassett to be the beneficial owner of more than 5% of the outstanding shares of its common stock, (ii) each current director, nominee and executive director of J.R. Bassett, (iii) all current officers and directors as a group, and (iv) all proposed directors and officers of J.R. Bassett after giving effect to the acquisition. The information is determined in accordance with Rule 13d-3 promulgated under the Exchange Act based upon information furnished by the persons listed or contained in filings made by them with the SEC. Except as otherwise indicated below, the shareholders listed possess sole voting and investment power with respect to their shares.

------------------------------------------- ----------------------------------- --------------------------------------
                                                   Current Holdings(1)                After Closing Acquisition
------------------------------------------- ----------------- ----------------- -------------------- -----------------

------------------------------------------                     Percentage of                          Percentage of
             Name and Address                    Amount           Total(1)            Amount             Total(1)
           of Beneficial Owner
------------------------------------------- ----------------- ----------------- -------------------- -----------------
Robert  Williams
600 SW 10th St.
Ocala, FL 34414                                30,932,995          85.92%            3,212,995            8.50%
------------------------------------------- ----------------- ----------------- -------------------- -----------------
Current executive officers and directors
(2 directors)
------------------------------------------- ----------------- ----------------- -------------------- -----------------
Robert Williams                                30,932,995          85.92%            3,212,995            8.50%
------------------------------------------- ----------------- ----------------- -------------------- -----------------
Proposed executive officers and directors
(2 directors)
------------------------------------------- ----------------- ----------------- -------------------- -----------------
Samuel M. Skipper                                  0                 0              28,800,000            76.19%
------------------------------------------- ----------------- ----------------- -------------------- -----------------
TOTAL                                          36,000,000         100.00%           37,800,000           100.00%
------------------------------------------- ----------------- ----------------- -------------------- -----------------
(1) Reflects 36,000,000 shares of J.R. Bassett common stock outstanding.

                        DIRECTORS AND EXECUTIVE OFFICERS

         We expect that on or about November 7, 2005, the sale of control will be completed and the current director of J.R. Bassett, Williams, will be replaced by Skipper. The following table sets forth information regarding J.R. Bassett's current executive officers and directors and the proposed executive officer and directors of J.R. Bassett after the acquisition.

Current Executive Officers and Directors

         Set forth below is certain information regarding the current executive officers and directors of J.R. Bassett:

                   NAME               AGE              POSITION

             Robert Williams           61        Chairman, President, Director

         Dr. Robert E. Williams received his B.S.B.A. from University of Florida in industrial management in 1967. He attained his Doctorate of Optometry in 1971. He has been a Bd. Certified Optometric Physician in Ocala, Florida since 1971.

         In 1987, Dr. Williams founded Optical Express, a retail chain of optical dispensaries. This chain formed a public company in 1991. In 1994, control of Optical Express was bought by Appletree, Inc.; another NASDA company. Dr. Williams then changed from Chairman and President of Optical Express to Board Member of the parent company and CEO of Optical Express. In 1994, Optical Express changed its name to J.R. Bassett Optical (JRBO). Then in 1995, Appletree went through bankruptcy. In 1998, Dr. Williams acquired the 28,367,500 shares of JRBO and has maintained the reporting for the company since that time.

         No audit committee has been active since the beginning of the last fiscal year.

Proposed Executive Officers and Directors after the Acquisition

                     NAME                AGE           POSITION

           Samuel M. Skipper             45      President, CEO, Director

         For over 16 years Mr. Skipper has assisted in the consolidation of private and public companies and the entry of such companies into the public markets. From 1998 to 2003, Mr. Skipper was Founder, Chairman, and CEO of VTEX Energy, Inc., a public oil and gas company with over $100 million in assets. From 1990 to 1993, Mr. Skipper founded and served as CEO and President of ImageTrust, Inc. a public company in the Health Care Industry. Under his leadership the company assembled over $25 million in assets for owned and operated MRI diagnostic clinics in South Carolina and Texas. In 1993 Mr. Skipper sold ImageTrust, Inc. for seven figures. In 1990, he served as Founder and Vice President of Corporate Development of Diagnostic Health Corporation (DHC) where he assisted the company in the identification and closing of over $100 million of assets until DHC's acquisition by HealthSouth Corporation in 1994. Currently Mr. Skipper is President of Samurai Energy, LLC, a private oil and gas company operating in excess of 20 wells with significant assets and production in the Texas Gulf Coast Region.


                             EXECUTIVE COMPENSATION

         J.R. Bassett has one part-time executive officer. There was no compensation paid to officers in 2004, 2003 and 2002. The directors of J.R. Bassett are not compensated for their services in that capacity.


                               BOARD OF DIRECTORS

         Each director holds office until the next annual meeting of shareholders, and until his successor is elected and qualified. At present, J.R. Bassett's bylaws require no fewer than one director. Currently, there is one director of J.R. Bassett. The bylaws permit the Board of Directors to fill any vacancy and the new director may serve until the next annual meeting of shareholders and until his successor is elected and qualified. Officers are elected by the Board of Directors and their terms of office are at the discretion of the Board. There are no family relations among any officers or directors of J.R. Bassett. The officers of J.R. Bassett devote part-time to the business of J.R. Bassett.


                COMPLIANCE WITH SECTION 16(a) OF THE EXCHANGE ACT

         Section 16(a) of the Exchange Act, as amended, requires J.R. Bassett's executive officers, directors and persons who beneficially own more than 10% of J.R. Bassett's common stock to file reports of their beneficial ownership and changes in ownership (Forms 3, 4 and 5, and any amendment thereto) with the SEC. Executive officers, directors, and greater-than-ten percent holders are required to furnish J.R. Bassett with copies of all Section 16(a) forms they file. Based solely on a review of the Forms 3 and 4 and amendments thereto furnished J.R. Bassett pursuant to Rule 16a-3(c) during its most recent fiscal year and Form 5 and amendments thereto furnished J.R. Bassett with respect to its most recent fiscal year, and any written representations to the effect that no Form 5 is required.



/s/J.R. BASSETT OPTICAL, INC.

DATED: OCTOBER 20, 2005